Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS SECOND QUARTER FISCAL YEAR 2023 RESULTS

HONG KONG — October 17, 2022— Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today reported results for its fiscal year 2023 second quarter and six-months ended September 30, 2022.

Net sales for the second quarter of fiscal year 2023 were $3 million, compared with $3.4 million in the year ago period, reflecting the adverse impact of shutdowns, disruptions and supply chain issues related to the Zero-COVID policy in China and Hong Kong. Net income for the second quarter of fiscal year 2023 was $396,000, or $0.10 per diluted share, compared with a net income of $242,000, or $0.06 per diluted share in the year ago period.

Net sales for the first half of fiscal year 2023 were $6 million compared with $6.4 million in the year ago period. Net income for the first half of fiscal year 2023 was $783,000, or $0.19 per diluted share, compared with $575,000 or $0.14 per diluted share in the year ago period.

“Our team remained focused during this challenging period and continued to work closely with our customers to best support their demands. The governments in China and Hong Kong helped during this period with some subsidies, which helped us achieve modest profitability on the reduced revenue level as we actively controlled operating and supply chain costs,” said Roland Kohl, chairman, president and chief executive officer.

Mr. Kohl emphasized, “China’s Zero Covid policy has caused virtually constant disturbances to our day-to-day business. For example, suppliers, customers and our own employees have to deal with office and residence closures and quarantines, which can last for several days, or more. This has a highly disruptive and disturbing impact on both our production cycles and on the broader supply chain, with the normal flow of supplies, components and people being upended. Even though the governments in China and Hong Kong provide us with occasional financial subsidies, these subsidies do not fully compensate for all the disturbances to our business. We will continue to take appropriate actions to adjust to the current environment. We hope the restrictions will be lifted in the near future, which should lead to more normal business levels and an acceleration of the encouraging new business opportunities we are developing.”

Gross profit for the second quarter of fiscal year 2023 was $1,099,000 compared with $1,093,000 a year ago. Gross profit as a percentage of sales for the second quarter of fiscal year 2023 increased to 36.1 percent from 32.5 percent in the year ago period. Gross profit for the first half of fiscal year 2023 was $2.1 million compared with $2.0 million in the year ago period. Gross profit as a percentage of sales for the first half of fiscal year 2023 was 36.0 percent compared with 31.8 percent in the year ago period. The Company noted the comparisons are not very meaningful because of the disruptions and subsidies impacting different periods and distorting the numbers.

Net income for the second quarter of fiscal year 2023 reflects a currency exchange gain of $6,000 compared to a $3,000 gain in the year ago period. , The company reported a currency exchange gain of $24,000 for the first half of fiscal year 2023, compared with a $4,000 loss in the year ago period.

The Company noted that its balance sheet remains strong, with cash and cash equivalents in excess of $6 million, or approximately $1.4 per diluted share, exceeding all of its short- and long-term liabilities by approximately $1.5 million, with a $12.5 million dollar balance of current assets. Total shareholders’ equity at September 30, 2022 was $9.7 million, or $2.3 per diluted share.

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2022	2021	2022	2021

Net sales	$3,043	$3,364	$5,984	$6,362
Cost of sales	1,944	2,271	3,835	4,339
Gross profit	1,099	1,093	2,149	2,023

Selling, general and administrative expenses	716	859	1,403	1,476
Operating income	383	234	746	547

Non-operating items

Exchange gain /(loss), net	6	3	24	(4)
Interest income	15	5	19	6
Gain on disposal of asset	6	14	6	14
Other income	0	1	5	1
Total non-operating income	27	23	54	17

Net income before income tax and non-controlling interests	410	257	800	564
Income taxes	(8)	(5)	(5)	28
Net income before non-controlling interests	402	252	795	592
Less: net gain attributable to non-controlling interests	6	10	12	17
Net income attributable to Highway Holdings Limited’s shareholders	396	242	783	575

Net income per share – Basic	$0.10	$0.06	$0.19	$0.14
Net income per share - Diluted	$0.10	$0.06	$0.19	$0.14

Weighted average number of shares outstanding
Basic	4,072	4,033	4,046	4,033
Diluted	4,165	4,205	4,158	4,205

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Sept 30	Mar 31
	2022	2022

Current assets:
Cash and cash equivalents	$6,013	$6,010
Time deposits	-	1,075
Accounts receivable, net of doubtful accounts	3,356	2,260
Inventories	2,060	2,350
Prepaid expenses and other current assets	1,107	620
Income tax recoverable	7	7
Total current assets	12,543	12,322

Property, plant and equipment, (net)	427	643
Operating lease right-of-use assets	1,062	1,799
Long-term deposits	21	-
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$14,148	$14,859

Current liabilities:
Accounts payable	$801	$828
Operating lease liabilities, current	344	933
Other liabilities and accrued expenses	1,809	2,599
Income tax payable	571	620
Dividend payable	613	202
Total current liabilities	4,138	5,182

Long term liabilities :
Operating lease liabilities, non-current	244	268
Deferred income taxes	115	140
Total liabilities	4,497	5,590

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	41	40
Additional paid-in capital	11,942	11,816
Accumulated deficit	(2,114)	(2,284)
Accumulated other comprehensive income/(loss)	(230)	(303)
Non-controlling interest	12	0
Total shareholders’ equity	9,651	9,269

Total liabilities and shareholders’ equity	$14,148	$14,859

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